[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                             Dean M. Smurthwaite
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



July 6, 2007


Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      HALO RESOURCES LTD.
         FORM 20-F FOR THE FISCAL YEAR ENDED AUGUST 31, 2006
         FILED MARCH 15, 2007
         FILE NO. 0-30196

Dear Mr. Hiller:

On behalf of Halo Resources Ltd. (the "Company"), Amendment No. 1 to Form 20-F for the Fiscal Year Ended August 31, 2006 is being filed.

The comments of the Staff in its letter dated April 25, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses regarding the revised disclosure.

To assist the staff in its review of this Amendment, we are sending a hard copy of this letter, together with a hard copy of the Amendment, marked to show all of the changes.

FORM 20-F FILED MARCH 15, 2007

CONTROLS AND PROCEDURES, PAGE 97

1. WE NOTE YOUR DISCLOSURE STATING THAT YOUR OFFICERS HAVE CONCLUDED THAT CERTAIN WEAKNESSES EXISTED IN THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING THAT MUST BE CORRECTED IN ORDER FOR THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES TO BE EFFECTIVE. PLEASE AMEND YOUR FILING TO COMPLY WITH ITEM 15(A) FORM 20-F WHICH REQUIRES YOUR PRINCIPAL EXECUTIVE OFFICERS TO DISCLOSE THEIR CONCLUSIONS REGARDING EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. IN THIS REGARD, IT APPEARS FROM THE WEAKNESSES IDENTIFIED IN YOUR DISCLOSURE UNDER THIS HEADING THAT YOU WOULD CONCLUDE YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE INEFFECTIVE AS OF DECEMBER 31, 2006.

         RESPONSE: THE COMPANY'S DISCLOSURE UNDER "ITEM 15. CONTROLS AND PROCEDURES" WAS MADE IN ACCORDANCE WITH CURRENT DISCLOSURE REQUIREMENTS UNDER CANADIAN NATIONAL INSTRUMENT

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 2


         52-109 "CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS". THE MANAGEMENT OF THE COMPANY HAS CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. ITEM 15. HAS BEEN AMENDED AS FOLLOWS:

         "AN EVALUATION WAS PERFORMED UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF THE COMPANY'S MANAGEMENT, INCLUDING MR. CERNOVITCH, THE COMPANY'S CURRENT CHAIRMAN AND FORMER CEO, AND MR. DEMARE, THE COMPANY'S CFO, OF THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES PURSUANT TO RULES 13A-15(B) AND 15D-15(B) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") AS OF AUGUST 31, 2006. BASED UPON THAT EVALUATION, MESSRS. CERNOVITCH AND DEMARE HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN SECURITIES AND EXCHANGE COMMISSION'S RULES AND FORMS.

         THERE HAVE NOT BEEN ANY CHANGES IN THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE PERIOD COVERED BY THIS FORM 20-F THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. "

FINANCIAL STATEMENTS

NOTE 5 - UNPROVEN MINERAL INTERESTS, PAGE F-10

2. WE ARE UNABLE TO RECONCILE THE TOTAL AMOUNTS OF ACQUISITION AND DEFERRED EXPLORATION COSTS IN THE TABLE UNDER THIS HEADING TO THE NARRATIVE DISCLOSURES OF EACH OF YOUR PROPERTIES FOR THE YEARS PRESENTED IN THE TABLE. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

         RESPONSE: THE UNPROVEN MINERAL INTERESTS TABLE REFLECTS COSTS INCURRED AS OF AUGUST 31, 2006 AND 2005. THIS TABLE IS NOT INTENDED TO RECONCILE TO THE ADDITIONAL NOTE DISCLOSURES, WHICH ARE PROVIDED MAINLY TO DESCRIBE THE COMPANY'S SIGNIFICANT PROPERTIES AND COMMITMENTS. THERE IS ALSO A FURTHER "SCHEDULE OF UNPROVEN MINERAL INTERESTS" PROVIDED IN THE COMPANY'S FINANCIAL STATEMENTS. THIS IS STANDARD DISCLOSURE FOR JUNIOR MINERAL EXPLORATION COMPANIES UNDER CANADIAN GAAP.

NOTE 10 - INCOME TAXES, PAGE F-18

3. WE NOTE THAT YOU HAVE RECOGNIZED A DEFERRED TAX ASSET FOR NET OPERATING LOSS CARRYFORWARDS. PLEASE TELL US HOW YOU HAVE REACHED THE CONCLUSION THAT IT IS MORE LIKELY THAN NOT THAT YOU WILL RECOGNIZE THIS TAX BENEFIT IN FUTURE PERIODS GIVEN YOUR CURRENT OPERATIONS. INCLUDE WITHIN YOUR RESPONSE DETAIL OF THE MATERIAL ASSUMPTIONS UNDERLYING MANAGEMENT'S DETERMINATION THAT THE DEFERRED TAX ASSET WILL BE REALIZED.

         RESPONSE: SECURITIES REFERRED TO AS FLOW-THROUGH SHARES ARE COMMONLY ISSUED BY ENTERPRISES CONDUCTING MINING EXPLORATION IN CANADA. UNDER CANADIAN TAX LEGISLATION THE ENTERPRISE IS PERMITTED TO ISSUE FLOW-THROUGH SHARES AND THE DEDUCTIONS FOR TAX PURPOSES

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 3


         RELATING TO RESOURCE EXPENDITURES MAY BE CLAIMED BY THE INVESTORS AND NOT BY THE ENTERPRISE.

         THE RELEVANT CANADIAN GUIDANCE IN ACCOUNTING FOR FLOW-THROUGH SHARES IS EMERGING ISSUES COMMITTEE # 146 ("EIC 146") - FLOW-THROUGH SHARES. TYPICALLY JUNIOR RESOURCE ENTERPRISES HAVE SIGNIFICANT UNRECOGNIZED FUTURE INCOME TAX ASSETS AS A RESULT OF APPLYING THE MORE LIKELY THAN NOT CRITERIA. THE ISSUANCES OF FLOW-THROUGH SHARES GIVE RISE TO A TAXABLE TEMPORARY DIFFERENCE. THE TAXABLE TEMPORARY DIFFERENCES ARE EXPECTED TO REVERSE DURING THE LOSS CARRYFORWARD PERIOD AND AS SUCH A PORTION OF THE UNRECOGNIZED FUTURE INCOME TAX ASSETS CAN BE APPLIED AGAINST THE FULL TAXABLE TEMPORARY DIFFERENCE. THIS RESULTS IN THE ENTERPRISE RECOGNIZING A PORTION OF ITS UNRECOGNIZED FUTURE TAX ASSETS BY REVERSING A VALUATION ALLOWANCE. THIS REVERSAL IS RECOGNIZED AS A CREDIT IN THE INCOME STATEMENT.

         UNDER STATEMENT 109, FASB STAFF HAS TAKEN THE VIEW THAT WHEN SHARES ARE ISSUED THE PROCEEDS SHOULD BE ALLOCATED BETWEEN THE OFFERING OF SHARES AND THE SALE OF TAX BENEFITS WHICH RESULTS IN THE RECOGNITION OF A LIABILITY. THE LIABILITY IS REVERSED WHEN THE TAX BENEFITS ARE RENOUNCED AND A DEFERRED TAX LIABILITY IS RECOGNIZED AT THAT TIME. INCOME TAX EXPENSE (RECOVERY) IS THE DIFFERENCE BETWEEN THE AMOUNT OF THE DEFERRED TAX LIABILITY AND THE LIABILITY RECOGNIZED ON ISSUANCE. THIS RESULTS IN A REVERSAL OF THE VALUATION ALLOWANCE ALTHOUGH THE CALCULATION MAY DIFFER FROM CANADIAN GAAP.

         THE RECONCILING DIFFERENCES HAVE BEEN ACCOUNTED FOR IN NOTE 17(a)(v).

NOTE 17 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, PAGE F-23

(i) UNPROVEN MINERAL INTERESTS, PAGE F-24

4. WE NOTE YOUR DISCLOSURE STATING YOU HAVE ADOPTED THE PROVISIONS OF EITF 04-02 AND FSB FAS 141-1 AND 142-1 AND, IN ACCORDANCE WITH THIS GUIDANCE, YOU HAVE CAPITALIZED CERTAIN COSTS RELATED TO THE ACQUISITION OF MINERAL RIGHTS. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS IN MORE DETAIL THE NATURE OF THE COSTS CAPITALIZED UNDER U.S. GAAP.

         RESPONSE: THE COSTS CAPITALIZED UNDER U.S. GAAP ONLY INCLUDE THOSE COSTS WHICH REPRESENT A RIGHT TO EXPLORE, EXTRACT AND RETAIN AT LEAST A PORTION OF THE BENEFITS FROM MINERAL INTERESTS. THE CAPITALIZED COSTS ALSO INCLUDE PROSPECTING AND EXPLORATION PERMITS IF THEY INCLUDE AN OPTION FOR THE ENTITY TO ACQUIRE THE RIGHTS TO EXTRACT AND RETAIN AT LEAST A PORTION OF THE BENEFITS FROM THE MINERAL INTERESTS.

         OTHER ITEMS WHICH WERE CAPITALIZED FOR CANADIAN GAAP PURPOSES, SUCH AS DIVIDENDS, FUTURE INCOME TAX ADJUSTMENTS AND ASSET RETIREMENT OBLIGATIONS, WERE NOT CONSIDERED TO BE TANGIBLE ASSETS UNDER EITF 04-02 AND AS SUCH HAVE NOT BEEN CAPITALIZED UNDER US GAAP.

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 4



(vii) DEVELOPMENT STAGE COMPANY, PAGE F-25

5. WE NOTE YOUR DISCLOSURE STATING YOU ARE IN THE EXPLORATION STAGE AND, AS OF JULY 1, 2004, ARE CONSIDERED A DEVELOPMENT STAGE COMPANY AS DEFINED BY SFAS 7. PLEASE AMEND YOUR FILING TO INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPH 11 OF SFAS 7.

         RESPONSE: THE COMPANY HAS FILED ITS ANNUAL REPORT PURSUANT TO ITEM 17 OF FORM 20-F. ITEM 17 REQUIRES THAT THE COMPANY'S FINANCIAL STATEMENTS INCLUDE A DISCUSSION OF MATERIAL VARIANCES FROM US GAAP ALONG WITH QUANTITATIVE RECONCILIATIONS OF NET INCOME AND MATERIAL BALANCE SHEET ITEMS. DISCLOSURE REQUIRED BY US GAAP BUT NOT REQUIRED UNDER FOREIGN GAAP ON WHICH THE FINANCIAL STATEMENTS ARE PREPARED NEED NOT BE FURNISHED PURSUANT TO ITEM 17.

         CANADIAN GAAP DOES NOT REQUIRE DISCLOSURE OF CUMULATIVE AMOUNTS FROM INCEPTION FOR DEFICIT, INCOME STATEMENT, CASH FLOW STATEMENT AND STATEMENT OF SHAREHOLDERS' EQUITY.

ENGINEERING COMMENTS

GENERAL

6. TO MINIMIZE THE LIKELIHOOD THAT WE WILL REISSUE COMMENTS, PLEASE MAKE CORRESPONDING CHANGES WHERE APPLICABLE THROUGHOUT YOUR DOCUMENTS. FOR EXAMPLE, WE MIGHT COMMENT ON ONE SECTION OR EXAMPLE, BUT OUR SILENCE ON SIMILAR OR RELATED DISCLOSURE ELSEWHERE DOES NOT RELIEVE YOU OF THE NEED TO MAKE APPROPRIATE REVISIONS ELSEWHERE.

         RESPONSE: CHANGES THAT ARE APPLICABLE IN MORE THAN ONE INSTANCE HAVE BEEN MADE THROUGHOUT THE FILING.

INFORMATION ON THE COMPANY, PAGE 17

7. PLEASE INSERT A SMALL-SCALE MAP SHOWING THE LOCATION AND ACCESS TO EACH PROPERTY, AS REQUIRED BY INSTRUCTION 1(A) TO ITEM 4.D OF FORM 20-F. PLEASE NOTE THE EDGAR PROGRAM NOW ACCEPTS ADOBE PDF FILES AND DIGITAL MAPS, SO PLEASE INCLUDE THESE MAPS IN ANY AMENDMENTS THAT ARE UPLOADED TO EDGAR. IT IS RELATIVELY EASY TO INCLUDE AUTOMATIC LINKS AT THE APPROPRIATE LOCATIONS WITHIN THE DOCUMENT TO GIF OR JPEG FILES, WHICH WILL ALLOW FIGURES AND DIAGRAMS TO APPEAR IN THE RIGHT LOCATION WHEN THE DOCUMENT IS VIEWED ON THE INTERNET. FOR MORE INFORMATION, PLEASE CONSULT THE EDGAR MANUAL, AND IF ADDITIONAL ASSISTANCE IS REQUIRED, PLEASE CALL FILER SUPPORT AT 202-551-8900.

         WE BELIEVE THE GUIDANCE IN INSTRUCTION 1(A) TO ITEM 4.D OF FORM 20-F WOULD GENERALLY REQUIRE MAPS AND DRAWING WITH THE FOLLOWING FEATURES:

            o A LEGEND OR EXPLANATION SHOWING, BY MEANS OF PATTERN OR SYMBOL, EVERY PATTERN OR SYMBOL USED ON THE MAP OR DRAWING.
            o A GRAPHICAL BAR SCALE; REPRESENTATIONS OF SCALE SUCH AS "ONE INCH EQUALS ONE MILE" MAY BE UTILIZED PROVIDED THE ORIGINAL SCALE OF THE MAP HAS NOT BEEN ALTERED.

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 5



            o   A NORTH ARROW.
            o AN INDEX MAP SHOWING WHERE THE PROPERTY IS SITUATED IN RELATIONSHIP TO THE STATE OR PROVINCE, ETC., IN WHICH IT IS LOCATED.
            o   A TITLE OF THE MAP OR DRAWING, AND THE DATE ON WHICH IT WAS
                DRAWN.

         ANY DRAWING SHOULD BE SIMPLE ENOUGH OR OF SUFFICIENTLY LARGE SCALE TO CLEARLY SHOW ALL FEATURES ON THE DRAWING.

         RESPONSE: MAPS FOR EACH OF THE COMPANY'S PROPERTIES HAVE BEEN INCORPORATED BY REFERENCE AS EXHIBITS TO THE FILING AS REQUESTED. SEE EXHIBITS 15.1, 15.2, 15.4, 15.6 AND 15.8 TO THE FILING.

8.       PLEASE DISCLOSE THE FOLLOWING INFORMATION FOR EACH OF YOUR PROPERTIES:

            o   THE NATURE OF THE COMPANY'S OWNERSHIP OR INTEREST IN THE
                PROPERTY.
            o A DESCRIPTION OF ALL INTERESTS IN THE PROPERTIES, INCLUDING THE TERMS OF ALL UNDERLYING AGREEMENTS.
            o CERTAIN IDENTIFYING INFORMATION, SUCH AS THE PROPERTY NAMES, CLAIM NUMBERS, GRANT NUMBERS, AND DATES OF RECORDING AND EXPIRATION; SUFFICIENT TO ENABLE THE CLAIMS TO BE DISTINGUISHED FROM OTHER CLAIMS THAT MAY EXIST IN THE AREA.
            o THE CONDITIONS THAT MUST BE MET TO RETAIN YOUR CLAIMS OR LEASES, INCLUDING QUANTIFICATION AND TIMING OF ALL NECESSARY PAYMENTS.
            o   THE AREA OF THE CLAIMS, EITHER IN HECTARES OR ACRES.

         PLEASE ENSURE THAT YOU FULLY DISCUSS THE MATERIAL TERMS OF THE LAND OR MINERAL RIGHTS SECURING AGREEMENTS, AS REQUIRED UNDER PARAGRAPH (B)(2) OF INDUSTRY GUIDE 7.

         RESPONSE: THE PROPERTY DISCLOSURES HAVE BEEN AMENDED TO MORE FULLY DESCRIBE THE NATURE OF THE COMPANY'S INTERESTS IN ITS PROPERTIES. ADDITIONALLY, A TABLE OF CLAIMS HAS BEEN INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE FILING FOR EACH OF THE COMPANY'S PROPERTIES. SEE EXHIBITS 15.3, 15.5, 15.7 AND 15.9 TO THE FILING.

9. TELL US WHETHER YOU OBTAINED PERMISSION FROM ALL NAMED EXPERTS, SUCH AS ROSCOE POSTLE ASSOCIATES INC., GRAHAM C. CLOW, WAYNE W. VALIANT, AND KEVIN LEONARD, FOR YOUR REFERENCES TO THEM IN YOUR FILING, AGREEING WITH THE DISCLOSURES YOU HAVE MADE. IF YOU DID NOT, PLEASE EXPLAIN THE REASONS AND INDICATE THE EXTENT TO WHICH ANY OF THE INDIVIDUALS IDENTIFIED IN THE FILING ARE NOT IN FULL AGREEMENT WITH YOUR STATEMENTS.

         RESPONSE: THE COMPANY OBTAINED THE CONSENT OF EACH SUCH PERSON CITED IN THE FILING AND THE FILING HAS BEEN AMENDED IN THAT REGARD.

10. YOUR DISCLOSURES CONCERNING THE GEOLOGIC SETTING, REGIONAL GEOLOGY, LOCAL GEOLOGY, PROPERTY GEOLOGY, AND MINERALIZATION INCLUDE DETAIL AND TECHNICAL LANGUAGE THAT AN AVERAGE INVESTOR MAY NOT UNDERSTAND, AND WHICH MAY THEREFORE DETRACT FROM ITS USEFULNESS. ALTHOUGH YOUR DISCLOSURES SHOULD INCLUDE INFORMATION ABOUT YOUR PROPERTIES, THESE SHOULD BE PREPARED IN A CLEAR AND CONCISE MANNER. THE GUIDANCE IN INDUSTRY GUIDE 7, PARAGRAPH (b)(5), CALLS FOR A "BRIEF

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 6


         DESCRIPTION" OF THE ROCK FORMATIONS AND MINERALIZATION. PLEASE REPLACE YOUR DISCLOSURE WITH A NON-TECHNICAL SUMMARY THAT IS RESPONSIVE TO THIS GUIDANCE, WRITTEN USING TERMINOLOGY THE AVERAGE INVESTOR CAN UNDERSTAND. YOU MAY REVISE YOUR FILING BY DEFINING THE TECHNICAL WORDS THROUGH THE CONTEXT OF YOUR DISCUSSION AND PROVIDE DEFINITIONS WITHIN THE GLOSSARY FOR WORDS THAT CANNOT BE ADEQUATELY DEFINED IN THE TEXT.

         RESPONSE: THE GLOSSARY OF DEFINITIONS AND THE PROPERTY DISCLOSURES HAVE BEEN AMENDED TO INCLUDE TERMINOLOGY THE AVERAGE INVESTOR CAN UNDERSTAND. ADDITIONALLY, TECHNICAL TERMS ARE DEFINED BOTH IN THE CONTEXT OF THE DISCLOSURE AND WITHIN THE GLOSSARY OF THE FILING. SEE
         ITEM 4 OF THE FILING.

MINERAL RESOURCE ESTIMATES, PAGE 31

11. WE UNDERSTAND THAT YOU ARE PRESENTING YOUR NON-RESERVE INFORMATION PURSUANT TO THE GUIDANCE IN INSTRUCTION 3 TO PARAGRAPH (b)(5) OF INDUSTRY GUIDE 7. UNDER THESE CIRCUMSTANCES, IT IS IMPORTANT TO CLEARLY DISTINGUISH BETWEEN PROVEN AND PROBABLE RESERVES, WHICH HAVE A CLEARLY DEFINED TECHNICAL, LEGAL, AND ECONOMIC MEANING, AND NON-RESERVE MINERALIZATION. IF YOU CHOOSE TO PRESENT SUCH NON-RESERVE INFORMATION, PLEASE REPOSITION THIS INFORMATION TO A SEPARATELY TITLED SECTION, HAVING DISCLOSURE OF YOUR MEASURED AND INDICATED MINERAL RESOURCES, APART FROM YOUR INFERRED MINERAL RESOURCES, USING SEPARATE TABLES AND NARRATIVES. IN PRESENTING THIS INFORMATION, RESOURCES SHOULD ONLY BE REPORTED AS AN "IN-PLACE" TONNAGE AND GRADE, NOT AS UNITS OF PRODUCT, SUCH AS OUNCES OF GOLD OR POUNDS OF COPPER, AND NOT AS CONTAINED MINERAL. THE RELATIVE QUALITY, RELIABILITY, AND RISK ASSOCIATED WITH YOUR ESTIMATES SHOULD BE ADDRESSED SUFFICIENTLY TO DISTINGUISH EACH MINERAL RESOURCE CATEGORY.

         PLEASE INCLUDE CAUTIONARY DISCLOSURE, PROMINENTLY DISPLAYED ABOVE EACH TABLE, CLARIFYING THAT YOUR MINERAL RESOURCES, WHETHER MEASURED AND INDICATED OR INFERRED, WHILE DISCLOSED PURSUANT TO CANADIAN REQUIREMENTS, ARE NOT RECOGNIZED TERMS WITHIN THE DEFINITIONS PRESCRIBED BY THE SEC, AND ARE NOT RESERVES. PLEASE EMPHASIZE THE UNCERTAINTY OF WHETHER YOUR MEASURED AND INDICATED MINERAL RESOURCES WILL EVER BE CONVERTED INTO RESERVES, AND WHETHER YOUR INFERRED MINERAL RESOURCES WILL EVER BE UPGRADED INTO ANOTHER CATEGORY OF RESOURCES, WHILE SPECIFYING THE PARTICULAR ASPECTS OF THE RESERVE DEFINITIONS WHICH HAVE NOT BEEN SATISFIED FOR EACH CATEGORY OF RESOURCES.

         YOU MAY WISH TO CONSIDER LANGUAGE SIMILAR TO THE FOLLOWING, MODIFIED AS NECESSARY TO REFLECT YOUR PARTICULAR CIRCUMSTANCES, FOR DISCLOSURE ABOVE THE MEASURED AND INDICATED RESOURCES TABLE:

         CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES. THIS SECTION USES THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES." WE ADVISE U.S. INVESTORS THAT THESE TERMS ARE NOT RECOGNIZED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE ESTIMATION OF MEASURED RESOURCES AND INDICATED RESOURCES INVOLVES GREATER UNCERTAINTY AS TO THEIR EXISTENCE AND ECONOMIC FEASIBILITY THAN THE ESTIMATION OF PROVEN AND PROBABLE RESERVES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT MINERAL RESOURCES IN THESE CATEGORIES WILL BE CONVERTED INTO RESERVES.

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 7



         YOU MAY ALSO WISH TO CONSIDER LANGUAGE SIMILAR TO THE FOLLOWING, AUGMENTED AS APPROPRIATE, FOR DISCLOSURE ABOVE THE INFERRED MINERAL RESOURCES TABLE:

         CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES. THIS SECTION USES THE TERM "INFERRED RESOURCES." WE ADVISE U.S. INVESTORS THAT THIS TERM IS NOT RECOGNIZED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE ESTIMATION OF INFERRED RESOURCES INVOLVES FAR GREATER UNCERTAINTY AS TO THEIR EXISTENCE AND ECONOMIC VIABILITY THAN THE ESTIMATION OF OTHER CATEGORIES OF RESOURCES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ESTIMATES OF INFERRED MINERAL RESOURCES EXIST, ARE ECONOMICALLY MINABLE, OR WILL BE UPGRADED INTO MEASURED OR INDICATED MINERAL RESOURCES.

         RESPONSE: THE COMPANY HAS REMOVED REFERENCES TO MEASURED AND INDICATED MINERAL RESOURCES AND INFERRED RESOURCES FROM THE FILING, INCLUDING THE TABULAR PRESENTATION FROM THE ORIGINAL FILING.

DRILLING, PAGE 46

12. IN THE THIRD PARAGRAPH OF THIS SECTION YOU REFER TO "GRAB" SAMPLES FOLLOWED BY THE "BEST" ASSAY RESULTS. AS A GENERAL CHECKLIST, WHEN REPORTING THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES, THE FOLLOWING POINTS MAY ASSIST YOU IN PREPARING MEANINGFUL DISCLOSURE ABOUT MINERALIZATION OF EXISTING OR POTENTIAL ECONOMIC SIGNIFICANCE ON YOUR
         PROPERTY:

            o DISCLOSE ONLY WEIGHED-AVERAGE SAMPLE ANALYSES ASSOCIATED WITH A MEASURED LENGTH OR A SUBSTANTIAL VOLUME.
            o ELIMINATE ALL ANALYSES FROM "GRAB" OR "DUMP" SAMPLES, UNLESS THE SAMPLE IS OF A SUBSTANTIAL AND DISCLOSED WEIGHT.
            o ELIMINATE ALL DISCLOSURE OF THE HIGHEST OR BEST VALUES/GRADES OF SAMPLE SETS. PRESENT A BALANCED DISCLOSURE OF THE DRILL AND SAMPLING RESULTS.
            o ELIMINATE GRADES DISCLOSED AS "UP TO" OR "AS HIGH AS" OR "RANGING FROM."
            o   ELIMINATE STATEMENTS CONTAINING GRADE AND/OR SAMPLE-WIDTH
                RANGES.
            o AGGREGATED SAMPLE VALUES FROM RELATED LOCATIONS SHOULD BE AGGREGATED BASED ON A WEIGHTED AVERAGE OF LENGTHS OF THE SAMPLES.
            o GENERALLY, USE TABLES TO IMPROVE READABILITY OF SAMPLE AND DRILLING DATA.
            o SOIL SAMPLES MAY BE DISCLOSED AS A WEIGHTED AVERAGE VALUE OVER AN AREA.
            o   REFRAIN FROM REPORTING SINGLE SOIL SAMPLE VALUES.
            o   CONVERT ALL PPB QUANTITIES TO PPM QUANTITIES FOR DISCLOSURE.

         PLEASE REVIEW YOUR FILING AND REVISE ALL YOUR DISCLOSURES TO COMPLY WITH THIS GUIDANCE.

         RESPONSE: THE COMPANY HAS AMENDED THE FILING IN CONNECTION WITH THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES TO COMPORT WITH THE GUIDANCE ABOVE.

WEST RED LAKE PROPERTY, PAGE 50

WE NOTE YOUR DISCLOSURE IN THIS SECTION, REFERRING TO MINES AND OTHER MINERAL PROPERTIES THAT EXIST IN THE AREA OF YOUR PROPERTY. SUCH DISCLOSURE MAY CAUSE INVESTORS TO INFER THAT YOUR PROPERTY ALSO HAS

Karl Hiller
Branch Chief
Securities and Exchange Commission
July 6, 2007
Page 8



COMMERCIAL MINERALIZATION, BECAUSE OF ITS PROXIMITY TO THESE MINES AND PROPERTIES. PLEASE FOCUS OR RESTRICT YOUR DISCLOSURE SOLELY TO THOSE PROPERTIES IN WHICH YOU HAVE AN INTEREST. PLEASE DESCRIBE ONLY THE GEOLOGY, HISTORY, OR EXPLORATION RESULTS THAT ARE DIRECTLY RELATED TO THESE PROPERTIES. PLEASE REMOVE ALL REFERENCES TO MINES, ADJACENT OR ANALOGOUS PROPERTIES, DEPOSITS, OCCURRENCES, OR EXPLORATION ACTIVITIES BY OTHER COMPANIES OUTSIDE OF YOUR PROPERTIES THROUGHOUT THIS FILING.

         RESPONSE: THE COMPANY HAS REMOVED REFERENCES TO MINES, ADJACENT OR ANALOGOUS PROPERTIES, DEPOSITS, OCCURRENCES, OR EXPLORATION ACTIVITIES BY OTHER COMPANIES OUTSIDE OF ITS PROPERTIES.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,


/s/ ROBERT S. MCCORMACK

Robert S. McCormack



Cc:      Halo Resources Ltd.
         D&H Group LLP

July 6, 2007

Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      HALO RESOURCES LTD.
         FORM 20-F FOR THE FISCAL YEAR ENDED AUGUST 31, 2006
         FILED MARCH 15, 2007
         FILE NO. 0-30196

Dear Mr. Hiller:

In connection with responding to comments set forth in your letter of April 25, 2007, Halo Resources Ltd. (the "Company") hereby acknowledges that:

1. The Company is responsible for the adequacy of the disclosures in the filing;

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  HALO RESOURCES LTD.



                                  By:  /s/ LYNDA BLOOM
                                     -------------------------------------------
                                       Lynda Bloom
                                       President, Chief Executive Officer, and
                                       Director